UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Horizon Pharma plc
File No. 1-35238

Vidara Therapeutics International plc
File No. 333-197052

Intermune, Inc.
File No. 0-29801

CF#33553

_____

Horizon Pharma plc (successor to Vidara Therapeutics International plc and successor in interest to Intermune, Inc.) submitted an application under Rules 406 and 24b-2 requesting (1) an extension of prior grants of confidential treatment for information excluded by Vidara Therapeutics International plc from the Exhibits to a Form S-4 filed on June 26, 2014, and by Intermune, Inc. from an Exhibit to a Form 10-K filed on March 13, 2006, and (2) confidential treatment for information it excluded from Exhibits to a Form 10-K filed on February 27, 2015, a Form 10-Q filed on August 7, 2015, and a Form 10-K filed on February 27, 2016, each as amended.

Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.10	S-4	June 26, 2014	through May 5, 2018
10.11	S-4	June 26, 2014	through May 5, 2018
10.106	10-K	March 13, 2006	through May 5, 2018
10.61	10-K	February 27, 2015	through July 31, 2020
10.62	10-K	February 27, 2015	through May 5, 2018
10.64	10-K	February 27, 2015	through May 5, 2018
10.65	10-K	February 27, 2015	through May 5, 2018
10.68	10-K	February 27, 2015	through May 5, 2018
10.69	10-K	February 27, 2015	through May 5, 2018
10.7	10-Q	August 7, 2015	through May 24, 2022

10.8	10-Q	August 7, 2015	through May 24, 2022
10.9	10-Q	August 7, 2015	through May 24, 2022
10.65	10-K	February 27, 2016	through May 24, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary